

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 18, 2015

Via E-mail
Jay A. Brown
Senior Vice President, Chief Financial Officer and Treasurer
Crown Castle International Corp.
1220 Augusta Drive, Suite 600
Houston, TX 77057

  **Re: Crown Castle International Corp.
     Form 10-K for the Year Ended December 31, 2014
     Filed February 19, 2015
     File Nos. 001-16441**

Dear Mr. Brown:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 1. Business

Strategy, page 2

1.   We note your disclosure stating that substantially all of your wireless infrastructure can accommodate additional tenancy, either as currently constructed or with appropriate modifications to the structure. Please advise us how you measure the available capacity of your existing facilities to support additional tenants and generate additional site rental revenues.

Item 2. Properties, page 16

2.   We note that you owned, leased or managed approximately 40,000 towers in the United States and approximately 1,800 towers in Australia. We further note your disclosure on page 16 that you have "offices in the U.S. where [you] have high wireless infrastructure

concentrations." In future Exchange Act periodic reports, please disclose your areas of major geographic concentration, if any.

3.   We note your disclosure on pages 8 and 23 that you expect that site rental revenues to be impacted by non-renewals. In future Exchange Act periodic reports, please provide disclosure regarding your lease expiration schedule, including the gross annual revenue generated by any expiring leases, or advise.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 18

4.   We note your disclosure, on page 2 under "Strategy" and elsewhere, to the effect that your historical investments include purchasing shares of your common stock from time to time. In future Exchange Act periodic reports, please include the disclosures required by Item 5 of Form 10-K and Item 703 of Regulation S-K, or advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

5.   We note your use of Funds from Operations (FFO) in your earnings release. Please explain to us whether you consider FFO to be a key performance indicator. To the extent that you do consider it to be a key performance indicator, please disclose FFO in future Exchange Act periodic reports and please reconcile net income to FFO as defined by NAREIT.

2. Summary of Significant Accounting Policies

Property and Equipment, page 49

6.   In future filings, please clearly describe your capitalization policy as it relates to construction/development costs including, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification (ASC). Additionally, please disclose interest costs capitalized for periods presented pursuant to paragraph 835-20-50-1(b) of the ASC and to the extent material, payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Item 15. Exhibits, Financial Statement Schedules, page 79

7.   Outside of Schedule II, you indicate that all other schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes. Given that you are structured as a real estate investment trust, it appears

Schedule III would be applicable.   It is not clear from your financial statements and notes that the information required by Schedule III has been provided.   Please clarify how you have complied with the requirements of Rule 5-04 of Regulation S-X for Schedule III.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann at (202) 551-3207 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant